EXHIBIT 5.2

March 12, 2010

To:  Board of Directors, Muscle Pharm Corporation
       (formerly “Tone in Twenty”)

Re:  Registration Statement on Form S-1 (the “Registration Statement”)

Gentlemen:

We are acting as your counsel in connection with the Registration Statement on Form S-1 (Registration No. 333-147111) relating to the registration under the Securities Act of 1933 of 70,838 shares of common stock (after adjusting for a 1 for 6 reverse split) and 16,654,238 (after adjusting for a 1 for 6 reverse split) issuable upon conversion of Series A Convertible Preferred Stock of MusclePharm Corporation (the “Company”) previously sold to and held by selling shareholders on the terms and conditions set forth in the Registration Statement.

In that connection, we have examined original copies, certified or otherwise identified to our satisfaction, of such documents and corporate records, and have examined such laws or regulations, as we have deemed necessary or appropriate for the purposes of the opinions hereinafter set forth.

Based on the foregoing, we are of the opinion that:

1.           The Company is a corporation duly organized and validly existing under the laws of the State of Nevada.

2.           The 70,838 shares of common stock are, and the 16,654,238 shares of common stock that may be issued in accordance with the terms of the preferred stock will be, validly issued, fully paid and non-assessable.

We hereby consent to be named in the Prospectus forming Part I of the aforesaid Registration Statement under the caption “Legal Matters” and the filing of this opinion as an Exhibit to said Registration Statement.

Sincerely,

s/ JIN, SCHAUER & SAAD LLC

600 Seventeenth Street • Suite 2700 South Tower • Denver, Colorado 80202  • main: 720-889-2211  • fax 720-889-2222  • jinslaw.com